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                                                                    EXHIBIT 23.1



                         INDEPENDENT AUDITORS' CONSENT



The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:


We consent to incorporation by reference in the Registration Statement (No. 33-58003) on Form S-8 of Ryder System, Inc. of our report dated June 15, 2001, relating to the statements of net assets available for plan benefits of the Ryder System, Inc. Employee Savings Plan B as of December 31, 2000 and 1999, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplementary information included in Schedules I and II, which report appears in the December 31, 2000 annual report on Form 11-K of the Ryder System, Inc. Employee Savings Plan B filed by Ryder System, Inc.



/s/ KPMG LLP

Miami, Florida
June 25, 2001